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                                  NEWS RELEASE
                                  ------------

                                                                    Exhibit 99.1

Contacts: Joseph A. Santangelo - Chief Financial Officer
          Orleans Homebuilders, Inc. (215) 245-7500
          (www.orleanshomes.com)
          ----------------------

For Immediate Release:
     Orleans Homebuilders Announces 56% Increase in Record Backlog Dollars,
                       18% Increase in EPS and New Orders
                    For the First Quarter of Fiscal Year 2004
                 and Increases its Guidance for Fiscal Year 2004

Bensalem, Pennsylvania, November 14, 2003:

         Orleans Homebuilders, Inc. (ASE:OHB) is a residential homebuilder with operations in Pennsylvania, New Jersey, Virginia, North Carolina, South Carolina and Florida. In July 2003, the Company entered the Florida market through its acquisition of Masterpiece Homes, an established homebuilder located in Orange City, Florida.

         Financial Highlights for the Quarter Ended September 30, 2003:

             o First quarter fiscal year 2004 earnings of $.45 per share diluted increased 18% compared with $.38 per share diluted for the prior year comparable quarter.

             o First quarter fiscal year 2004 new orders increased 18% to $131,042,000 (401 homes) compared with $110,923,000 (339 homes) for the prior year comparable quarter.

             o The backlog at September 30, 2003 increased 56% to $360,088,000 (1,116 homes) compared with $230,957,000 (690 homes) at September 30, 2002.

             o First quarter fiscal year 2004 residential property revenue increased 14% to $98,383,000 (335 homes) compared with $86,030,000 (296 homes) for the prior year comparable quarter.

             o The Company currently controls approximately 10,900 building lots.

         Additional recognition:

             o For the second consecutive year Orleans Homebuilders was ranked by Forbes Magazine as one of America's Ten Best Small Companies.

             o For the second consecutive year Orleans Homebuilders was listed by Fortune Magazine as one of Fortune's 100 Fastest Growing Companies.

             o For the third consecutive year Masterpiece Homes was ranked by J.D. Powers and Associates as the overall best in customer service in the Orlando, Florida market.

         "We are pleased with the revenue growth in the first quarter of fiscal year 2004, despite increasingly restrictive governmental regulations and construction delays experienced due to the remarkably rainy Spring and Summer seasons in the regions in which we operate. We are also pleased with our overall continued strong performance, our ability to obtain additional desirable building lots and our ability to successfully expand into new markets with a variety of products and a wide range of price points," commented Jeffrey Orleans, Chairman and CEO. "As we look forward our focus will be on continued growth and the resulting value we are creating for our shareholders."


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           The Company is increasing its guidance for earnings per share on a diluted basis to a range of $2.05 to $2.10 for its fiscal year ended June 30, 2004. Additionally, at this time, the Company anticipates earnings per share on a diluted basis of $2.25 to $2.30 for the twelve months ended December 31, 2004.


Certain information included herein and in other Company statements, reports and SEC filings is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated earnings per share, operating results, financial resources, pace of sales, growth and expansion. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company statements, reports and SEC filings. For example, there can be no assurance that the current sales pace can continue in the absence of an improvement in the current general economic environment. These risks and uncertainties include local, regional and national economic conditions, the effects of governmental regulation, the competitive environment in which the Company operates, fluctuations in interest rates, changes in home prices, the availability and cost of land for future growth, the availability of capital, the availability and cost of labor and materials, and weather conditions.




                              Results of Operations
                    (In thousands, except per share amounts)



                                                               Three Months Ended
                                                                  September 30,
                                                               2003           2002
                                                            ----------    -----------

Earned revenues                                              $100,435        $87,118
                                                             ========        =======

Income from operations before income taxes                   $ 12,393        $10,215
Income tax expense                                              4,875          3,881
                                                             --------        -------

Net income                                                      7,518          6,334
Preferred dividends                                                53             53
                                                             --------        -------
Net income available for common shareholders                 $  7,465        $ 6,281
                                                             ========        =======

Basic earnings per share                                     $   0.58        $  0.52
                                                             ========        =======

Diluted earnings per share                                   $   0.45        $  0.38
                                                             ========        =======

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